FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August  2013 No. 5

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

 On August 28, 2013, the registrant announced  the Creation and Accreditation of Jazz Semiconductor Trusted Foundry.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 28, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces the Creation and Accreditation of Jazz Semiconductor
Trusted Foundry

Expands support for the US Aerospace and Defense market in its
Newport Beach, CA facility

NEWPORT BEACH, Calif., – August 28, 2013 – Jazz Semiconductor Inc., a fully owned U.S. subsidiary of Tower Semiconductor Ltd., has announced the accreditation for trusted status of Jazz Semiconductor Trusted Foundry (JSTF), a wholly-owned subsidiary of Jazz Semiconductor, Inc.   JSTF has been accredited as a Category 1A Trusted Supplier by the United States Department of Defense (DoD) as a provider of  trusted semiconductors in critical defense applications.  JSTF joins a small list of companies accredited by the DoD Trusted Foundry Program, established to ensure the integrity of the people and processes used to deliver national security critical microelectronic components, and administered by the DoD’s Defense Microelectronics Activity (DMEA).

The creation and accreditation of JSTF will help broaden existing business relationships previously disclosed with major defense contractors such as Raytheon, Northrop Grumman, BAE Systems, DRS, Alcatel-Lucent, and L-3 Communications.

TowerJazz CEO Russell Ellwanger stated, "TowerJazz has an intrinsic culture of community service at all of our sites, ranging from a focus on male/female employment and management ratio equality to minority population integration into the work force, and educational and vocational development of populations that otherwise have limited exposure to opportunities.  In the United States there was no "pure play" trusted foundry capability available.  Our aerospace and defense customers asked that we would go this route to enable them greater freedom to serve their great country's needs; a country that stands as a banner for democratic process throughout the world.  Primarily for this purpose, we went beyond our initial commitment to the US State Department to continue support of our ITAR customers and engaged in rounds of discussion with the US Department of Defense toward participation in the Trusted program in our Newport Beach facility.  And, as in all activities where one serves purposes of great principle, it is also good business."

By achieving Trusted status, TowerJazz continues to demonstrate its ongoing commitment to its aerospace and defense customers as well as with capacity expansion and new technologies at its US facility with leadership in areas such as high-speed SiGe, Readout Integrated Circuits (ROICs), imaging, and MEMS.

“Specific recent activities to further support our customers include a long-term lease extension and implementation of new technology focused on the aerospace and defense market, including CMOS image sensors and ROICs for IR sensors,” stated Mike Scott, Director – TowerJazz Aerospace and Defense Business Unit. “

“Jazz Semiconductor Trusted Foundry is proud to join the DoD Trusted Foundry Program to enable trusted access to a broad range of on-shore technologies and manufacturing capabilities,” said Scott Jordan, President, JSTF.  “The accreditation process adds trust to the existing quality and security systems, improving our level of service to our military and defense customers.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.
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Company/Media Contact in US: Lauri Julian | +1 949 435 8181 | lauri.julian@towerjazz.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz